

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2020

Robert Berman
Chief Executive Officer and Director
Hancock Jaffe Laboratories, Inc.
70 Doppler
Irvine, CA 92618

Re: Hancock Jaffe Laboratories, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 24, 2020
File No. 001-38325

Dear Mr. Berman:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Preliminary Proxy Statement filed July 24, 2020

Proposal No. 1: The Authorized Share Proposal, page 8

1. We note one of the reasons listed for the proposal to increase the number of authorized shares is that the company does not have a sufficient amount of authorized shares to issue additional stock in connection with a potential merger between the company and Catheter Precision, Inc., as described in a non-binding letter of intent between the parties, dated May 22, 2020. No further information is provided regarding this transaction and the letter of intent has not been filed as a material agreement to date. Note A to Schedule 14A provides that where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants' security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition. Under those facts, information required by Items 11, 13 and 14 shall be furnished. Please advise us whether the company's shareholders will have a

separate opportunity to vote on the Catheter Precision transaction. If not, please revise the proxy statement to include the additional disclosure required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Laura Crotty at (202) 551-7614 or Joe McCann at (202) 551-6262.

Sincerely,

Division of Corporation Finance
Office of Life Sciences